Exhibit 99.3

PRESS RELEASE

Service Stations in Europe: TotalEnergies Closes its Deals with
Alimentation Couche-Tard for €3.4 billion

Paris, January 3rd, 2024 – TotalEnergies has completed today the implementation of the agreements signed in March 2023 with Alimentation Couche-Tard (“Couche-Tard”).. The transaction, based on an enterprise value of €3.1 billion (equivalent to more than 15 years of net cash flow on a post-tax basis), was finalized in two steps, on December 28th, 2023, with the transaction related to the network in Germany and on January 3rd, 2024, with the transactions related to the networks in the Netherlands, Luxembourg, and Belgium.

TotalEnergies received a total cash consideration after adjustments and before tax of €3.4 billion (approximately $3.8 billion, including approximately $2.4 billion in December 2023).

As announced, the transaction involved TotalEnergies' retail networks in the following countries:

●	In Germany and the Netherlands, TotalEnergies sold 100% of its networks to Couche-Tard.
●	In Belgium and Luxembourg, TotalEnergies and Couche-Tard formed a joint venture (TotalEnergies 40%, Couche-Tard 60%).

TotalEnergies will continue to supply fuel to the service stations in these four countries for at least five years, notably from its refineries in Antwerp (Belgium) and Leuna (Germany).

***

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investors Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).